SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

Advanced Medical Optics, Inc.

(Name of Issuer)

Rainforest Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth C. Kitslaar, Esq.

Jones Day

77 West Wacker

Chicago, Illinois 60601

Telephone: (312) 782-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,356,814,206	$53,323

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $22.00, the per share tender offer price, by 61,673,373, the number of outstanding shares of common stock of Advanced Medical Optics, Inc. as of January 5, 2009.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #2 for fiscal year 2009, issued September 29, 2008, by multiplying the transaction value by .0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

	Amount Previously Paid: $53,323	Filing Party: Abbott Laboratories
	Form or Registration No.: Schedule TO	Date Filed: January 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 27, 2009 (as amended or supplemented, the “Schedule TO”), as amended on February 6, 2009 and February 17, 2009, by Rainforest Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and Abbott.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), and Mellon Investor Services, LLC (together with the AMO Common Stock, the “Shares”), of AMO, at a price of $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 11.   Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“On January 27, 2009, the California Superior Court entered an order of consolidation of the Butler, Groen and Palafox actions and designated the Butler case as the lead case (the “Consolidated Action”).  The California Superior Court’s order of consolidation also consolidated all subsequent cases filed in the California Superior Court that arise from the same facts as alleged in the Consolidated Action, which includes the Smith action.

On February 14, 2009, the parties to the Consolidated Action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Consolidated Action subject to approval of the California Superior Court.  The Memorandum calls for, among other things, (i) AMO to provide supplemental disclosures which are contained in Amendment No. 2 to AMO’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) AMO and Abbott to modify the Merger Agreement to reflect the changes described in this Amendment No. 4 to the Schedule TO, and (iii) the parties to present to the California Superior Court a Stipulation of Settlement and any other necessary documents to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Consolidated Action.  The Stipulation of Settlement will include a release of all claims against all defendants held by the plaintiffs and class members.  Pursuant to the terms of the Memorandum of Understanding, plaintiffs’ attorneys intend to apply for an award of fees not to exceed $1.31 million, and defendants have agreed not to oppose a request for such fees not exceeding such amount.  The settlement is contingent upon, among other things, consummation of the Offer at the $22.00 per Share price and approval by the California Superior Court.”

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows (new text is underlined and deleted text is stricken through):

(1)  The second paragraph under Section 10—“Background of the Offer; Past Contacts or Negotiations with AMO” on pages 17 and 18 of the Offer to Purchase is revised and supplemented as follows:

“In reviewing potential strategic and recapitalization alternatives available to AMO during the second half of 2008, including opportunities to reduce costs, reduce debt and raise capital, AMO’s management and the AMO Board considered a variety of factors, including, without limitation, AMO’s capital requirements on an on-going basis.  AMO has access to a senior credit facility, comprising a $300 million revolving line of credit maturing in April 2013 (the “Revolver”) and a $450 million term loan maturing in April 2014. The senior credit facility requires that AMO maintain certain financial covenants in order to have continued access to the financing available thereunder. These covenants include, among other provisions, specific leverage and interest coverage ratios. On July

30, 2008, in anticipation of the effects to the LASIK business of the slowing global economy, AMO amended its senior credit facility. The amendment to the senior credit facility increased the maximum consolidated total leverage ratio allowed for certain quarterly periods.

In the course of reviews of potential strategic and recapitalization alternatives available to AMO during the second half of 2008, members of AMO’s executive leadership team and the AMO Board regularly evaluated AMO’s ability to meet its payment and other obligations under its outstanding debt, conditions impacting AMO’s business, and its ability to generate significant cash flow in the future.  AMO’s executive management and the AMO Board further considered the impact of AMO’s previously announced irrevocable election to satisfy in cash its conversion obligation with respect to the principal amount of any of its 2.5% convertible senior subordinated notes due 2024 (the “2.5% Convertible Notes”) converted after December 15, 2004, with any remaining amount of the conversion obligation to be satisfied in shares of AMO Common Stock, in each case, calculated as set forth in the indenture governing the 2.5% Convertible Notes.  Moreover, AMO’s management and the AMO Board also considered whether AMO would have sufficient cash to satisfy its obligations, given that the indenture governing the 2.5% Convertible Notes provides that it must satisfy in cash its obligations to repurchase at the option of any holder, at par plus any accrued and unpaid interest, any 2.5% Convertible Notes that holders put to AMO on January 15, 2010, July 15, 2014 and July 15, 2019.  With regard to the January 15, 2010 redemption, such repurchase obligations could result in AMO’s being obligated to pay an aggregate of approximately $189.1 million, plus accrued and unpaid interest.  In addition, AMO’s 1.375% and 3.25% convertible senior subordinated notes due 2025 and 2026, respectively, contain similar provisions allowing holders to redeem their notes at par plus any accrued and unpaid interest, beginning on July 6, 2011 and August 4, 2014, respectively.”

(2)  The first complete paragraph on page 20 of the Offer to Purchase is revised and supplemented as follows:

“On November 5, 2008, the AMO Board met, together with certain members of AMO’s executive leadership team and representatives of AMO’s legal and financial advisors, to discuss strategic options that might be available to AMO.  Representatives of Goldman Sachs gave a presentation to the AMO Board (i) describing AMO’s current situation and potential near-term challenges facing AMO and (ii) reviewing and analyzing potential alternatives available to AMO, including negotiating a satisfactory package providing future covenant relief on the senior credit facility, private or public equity capital raising, senior and convertible debt refinancing, an “at-the-market” equity shelf program, a sale of AMO and its subsidiaries or an asset divestiture.  Also at this meeting, representatives of UBS discussed with the AMO Board certain strategic alternatives that were discussed with AMO’s executive leadership team on November 3, 2008 with respect to restructuring AMO’s capital structure and balance sheet, including through an equity or convertible exchange offer for AMO’s outstanding convertible notes or an “at-the-market” equity shelf program.  Also at this meeting, Mr. Mazzo advised the AMO Board of the various discussions and meetings held with Abbott, the Other Party and other parties contacted by Goldman Sachs during the course of the previous three weeks. During this meeting, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) provided a review of the AMO Board’s fiduciary duties.  After discussion, the AMO Board determined, given the preliminary nature of the discussions to date with Abbott and the Other Party, that a continued review of the prospects of AMO on a stand-alone basis was important to enable the AMO Board to formulate a view regarding any future transaction with Abbott or the Other Party as well as further exploration of equity capital raising and corporate restructuring alternatives.  The AMO Board established an ad hoc committee consisting of Mr. Rollans, Ms. Elizabeth H. Dávila, Dr. William J. Link and Mr. Michael A. Mussallem to continue to evaluate and make a recommendation to the AMO Board with respect to potential alternatives available to AMO.  The AMO Board also authorized AMO to undertake an equity capital raising either through an “at-the-market” equity shelf program or a PIPE transaction under a shelf registration statement.  Finally, the AMO Board re-approved borrowings under the Revolver to repurchase AMO’s outstanding convertible senior subordinated notes.  As noted above, the repurchases were conducted during the course of October and November 2008 and were funded by drawing approximately $118.3 million on the Revolver.”

(3)  The following paragraph is added as the first complete paragraph on page 22 of the Offer to Purchase:

“On December 12, 2008, the AMO Board met telephonically, together with AMO’s management and representatives of Goldman Sachs and Skadden Arps to review, among other things, (i) the discussions held with Abbott since the AMO Board’s last meeting, (ii) the discussions held with the Other Party since the AMO Board’s last meeting, and (iii) the current status of the other potential strategic alternatives under review by the working group of directors.  Certain members of AMO’s executive leadership team also provided the AMO Board with a detailed review of certain financial models of AMO and the AMO Board discussed AMO’s continuing operations on a stand-alone basis, taking into account AMO’s capital needs and the various execution risks associated with the potential alternatives under consideration, including the proposed transaction with Abbott and other cost-reduction and restructuring scenarios.”

(4)  The second-to-last paragraph on page 22 of the Offer to Purchase is revised and supplemented as follows:

“On December 22, 2008, the ad hoc committee met, together with certain members of AMO’s executive leadership team, and representatives of Goldman Sachs and Skadden Arps.  At that meeting, Goldman Sachs reviewed the status of certain potential capital raising and recapitalization transactions, including discussions with a hedge fund regarding a potential debt recapitalization, discussions with certain private equity sponsors concerning a PIPE transaction, and discussions with the Other Party concerning a significant equity investment in AMO at or slightly above AMO’s then current market prices.  Goldman Sachs then analyzed and reviewed each of the potential capital raising and recapitalization transactions, including the timing, key assumptions, complexity, benefits, dilutive effect to existing stockholders, risks identified by management of executing AMO’s business plan, and other considerations and execution risks involved in each of the potential transactions.  The parties agreed to continue reviewing all potential alternatives available to AMO.”

(5)  The first three paragraphs on page 23 of the Offer to Purchase are revised and supplemented as follows:

“On December 24, 2008, Abbott indicated to Mr. Mazzo that it would furnish to him a proposal regarding the possibility of his staying on at Abbott after the closing of the proposed transaction.

On December 28, 2008, Messrs. Mazzo and Murphy had a telephone conversation during which Mr. Murphy confirmed, after further completion of Abbott’s preliminary legal and financial due diligence review of AMO, that Abbott would be willing to propose a purchase price of $21.00.  In addition, Messrs. Mazzo and Murphy discussed certain key issues to be resolved in the preliminary draft of the agreement and plan of merger, including (i) the treatment of AMO stock options, restricted stock, restricted stock units and other equity awards, (ii) the treatment of AMO’s outstanding indebtedness, including the senior credit facility upon a change in control or fundamental change, (iii) the termination fee payable to Abbott and, in certain circumstances, the reimbursement of expenses incurred by Abbott, and (iv) the breadth and scope of certain representations and warranties of AMO.  Mr. Murphy also indicated that as a condition to Abbott’s willingness to enter into the proposed transaction and to ensure continuity in the operation of AMO’s business following the consummation of the proposed transaction, Abbott would require Mr. Mazzo to enter into a new employment and retention agreement, the terms of which would be contingent upon the closing of the proposed transaction.  Finally, Mr. Murphy requested that AMO’s data room include additional information requested by representatives of Abbott.

In connection with Abbott’s request for additional diligence materials relating to AMO’s foreign employees and foreign employee benefit plans, AMO and Abbott executed a personal data transfer agreement (the “Personal Data Transfer Agreement”) on December 29, 2008, to ensure that none of the personal data disclosed to Abbott regarding AMO’s foreign employees and foreign benefit plans contain certain personal information considered to be sensitive under the European Union Directive 95/46/EC, and that Abbott process and use such personal data received from AMO only to evaluate the purposed transaction.

In connection with Abbott’s intention to require Mr. Mazzo to enter into a new employment agreement as a condition to the proposed transaction, Mr. Mazzo retained Paul, Hastings, Janofsky & Walker LLP on December 29, 2008 to represent him in negotiating the terms of such new employment agreement.

Also on December 29, 2008, the AMO Board met telephonically, together with certain members of AMO’s executive leadership team and representatives of Goldman Sachs and Skadden Arps.  Goldman Sachs reviewed with the AMO Board, among other things, (i) the status of the potential transaction with Abbott, including a discussion on preliminary valuation analysis of AMO, (ii) the status of discussions with the Other Party concerning a significant equity investment in AMO at or around AMO’s then current market prices, and (iii) the status of potential capital raising and recapitalization transactions, including discussions with a hedge fund regarding a potential debt recapitalization.  In particular, with regard to the proposed transaction, the AMO Board evaluated Abbott’s offer of

$21.00 per share, as well as assumptions for taxes, gross margins, revenues and the synergies expected to result from the proposed transaction due to the fact that this would be a new line of business for Abbott.  The AMO Board also discussed in detail the status of alternative strategic and recapitalization plans under review by the ad hoc committee with input from Goldman Sachs.”

(6)  The second-to-last paragraph on page 23 of the Offer to Purchase is revised and supplemented as follows:

“From January 2, 2009 to January 4, 2009, the terms of the proposed employment and retention agreement between AMO, Mr. Mazzo and Abbott were negotiated and drafts were exchanged among the parties and their respective legal counsel.”

(7)  The second and third complete paragraphs on page 24 of the Offer to Purchase are revised and supplemented as follows:

“On January 7, 2009, the ad hoc committee and certain other directors met to discuss the viability and value creation potential of certain possible operational restructuring initiatives under discussion that AMO could undertake if it determined to stay independent.  After a discussion, the directors present determined that, ~~in addition to~~ the initiatives set forth several potential cost-saving strategies, but were based on a set of assumptions different than those underlying certain internal financial analyses and forecasts prepared by AMO’s management regarding AMO’s anticipated future operations for the fiscal years ending December 31, 2008 through 2013 (the “Financial Forecasts”) and did not take into consideration the other capital raising and corporate restructuring alternatives under review by AMO.  In addition, the directors considered the timing and execution risks relating to the implementation of these initiatives, and that the issues relating to continued compliance with AMO’s financial covenants under its senior credit facility and the anticipated redemption exercises of AMO’s 2.5% Convertible Notes in January 2010 would remain outstanding even if such restructuring initiatives were successfully implemented. The ad hoc committee concluded that the Financial Forecasts should not be modified based on these initiatives, and subsequently reported to the AMO Board at its January 11, 2009 meeting that it did not believe that undertaking the possible operational restructuring alternatives would provide value to stockholders as an independent company that was superior to that offered in the proposed transaction with Abbott.

From January 5, 2009 to January 11, 2009, representatives of AMO and Abbott and their respective legal counsel had further discussions to finalize the terms and conditions of the draft agreement and plan of merger and the related documents, and exchanged drafts of the agreement and plan of merger, and Abbott finalized its financial and legal due diligence review.  By January 7, 2009, representatives of Abbott, AMO and Mr. Mazzo and their respective legal counsel had finalized the terms and conditions of the proposed employment agreement with Mr. Mazzo.

On January 7, 2009, the compensation committee of the AMO Board met to discuss the proposed new employment agreement with Mr. Mazzo and the related compensation package.  After discussion and acknowledging that the proposed new employment agreement would only become effective after the closing of the proposed transaction, the compensation committee approved the Mazzo Agreement.”

(8)  The last two paragraphs on page 36 of the Offer to Purchase are revised as follows:

“Notwithstanding the foregoing, if at any time from the date of the Merger Agreement to the Acceptance Time, (i) AMO has received an Acquisition Proposal from a third party that was not initiated, solicited, or knowingly facilitated or encouraged by AMO and that did not otherwise result from a breach of AMO’s obligations with respect to an Acquisition Proposal under the Merger Agreement, (ii) the AMO Board determines in good faith, after consultation with financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below) and (iii) after consultation with its outside counsel, the AMO Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of AMO under applicable law, then AMO may (a) enter into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Nondisclosure Agreement and a data privacy agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Personal Data Transfer Agreement, (b) furnish information with respect to AMO and its subsidiaries to the person or entity making such Acquisition Proposal and (c) participate in discussions or negotiations with the person or entity making such Acquisition Proposal regarding such Acquisition Proposal; provided that AMO (x) will promptly (and in any event within ~~24~~ 48 hours) notify Abbott orally and in writing of any determination concerning an Acquisition Proposal, (y) will not, and will not allow its subsidiaries and AMO’s Representatives to, disclose any information to such person or entity without first entering into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Nondisclosure Agreement and a data privacy agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Personal Data Transfer Agreement, and (z) will promptly provide to Abbott any information concerning AMO or its subsidiaries provided to such other person or entity that was not previously provided to Abbott.

AMO will promptly notify Abbott in writing of any Acquisition Proposal (and in any event within ~~24~~ 48 hours following the receipt of the Acquisition Proposal), such notice to include the identity of the person or entity making the Acquisition Proposal and a copy of the Acquisition Proposal and any related documentation or correspondence or, where no such copy is available, a reasonably detailed description of the Acquisition Proposal. AMO will keep Abbott reasonably informed on a current basis (and in no event later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, any discussions and negotiations with respect thereto, and the material terms and conditions thereof, including by providing a copy of all material documentation or correspondence relating thereto that is exchanged between the person or entity making the Acquisition Proposal (or its Representatives) and AMO (or its Representatives). AMO will not, and will cause its subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality agreement, contract or instrument to which AMO or any of its subsidiaries is a party.”

(9)  The last two paragraphs on page 37 of the Offer to Purchase are revised as follows:

“‘Superior Proposal’ means a written Acquisition Proposal (except the references therein to “15%” are replaced by “a majority”) made by a third party which did not arise out of a breach of the provisions of the Merger Agreement described under “—No Solicitation” by AMO, any of its subsidiaries, any Representative of AMO or any other affiliate of AMO and which, in the good faith judgment of the AMO Board (after consultation with financial advisors and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, any antitrust or competition law approvals or non-objections, and the person or entity making such proposal, (a) if accepted, is reasonably likely to be consummated, and (b) if consummated, would result in a transaction that is more favorable to the stockholders of AMO~~, from a financial point of view,~~ than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Abbott as described below under “—Fiduciary Right of Termination”).

Fiduciary Right of Termination.    If AMO receives an Acquisition Proposal that the AMO Board concludes in good faith, after consultation with outside counsel and financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of the Merger Agreement that may be offered by Abbott, the AMO Board may at any time prior to the Acceptance Time, (a) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (b) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that AMO may not terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal unless (1) AMO has not breached the provisions of the Merger Agreement described under “—No Solicitation,” (2)(A) AMO has provided prior written notice to Abbott, at least ~~five~~ four business days in advance, of its intention to take such action with respect to such Superior Proposal, which notice specifies the material terms and conditions of such Superior Proposal, and has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents (any amendment to the financial terms or any other material term of such Superior Proposal will require a new notice and a new notice period of ~~three~~ two business days) and (B) AMO has, and has caused the Representatives of AMO to, negotiate with Abbott in good faith to make adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (3) the AMO Board has taken into account any such adjustments to the terms of the Merger Agreement proposed by Abbott. In addition, AMO may not terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal unless, substantially concurrently with the termination, AMO pays the Breakup Fee (as described under “—Fees and Expenses”) and otherwise complies with the provisions of the Merger Agreement described under “—Fees and Expenses.”

(10)  Section 11—“Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for AMO; Recent Developments Relating to AMO” of the Offer to Purchase is amended and supplemented by adding the following new subsection (l):

“On February 17, 2009, Abbott, the Purchaser and AMO entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1”), which amended certain time periods in relation to communications regarding an Acquisition Proposal (as defined in the Merger Agreement) and any Notice of Adverse Recommendation (as defined in the Merger Agreement), and modified the definition of Superior Proposal.  The parties entered into Amendment No. 1 in connection with the Memorandum discussed in Amendment No. 4 to the Schedule TO.  This summary of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(d)(5)              Amendment No. 1 to the Merger Agreement, dated as of February 17, 2009, by and among Abbott, the Purchaser and AMO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

Rainforest Acquisition Inc.

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman
President

Abbott Laboratories

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press release issued by Abbott and AMO on January 12, 2009 (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 12, 2009).
(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on January 27, 2009.
(a)(5)(C)*	Press release issued by Abbott on January 26, 2009 (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 26, 2009).
(a)(5)(D)*	Frequently-Asked Questions provided to certain employees of AMO (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 12, 2009).
(a)(5)(E)*	Press release issued by Abbott on February 6, 2009.
(a)(5)(F)*	Frequently-Asked Questions provided to certain employees of AMO.
(b)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (incorporated into this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(2)*

Support Agreement, dated as of January 11, 2009, by and among ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(3)*

Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(4)*

Employment and Retention Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AMO on January 13, 2009).

(d)(5)	Amendment No. 1 to the Merger Agreement, dated as of February 17, 2009, by and among Abbott, the Purchaser and AMO.
(g)	Not applicable.
(h)	Not applicable.

* Filed previously